Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Corporation

North American Palladium Ltd. (the “Company”)

2116-130 Adelaide St. W.

Toronto, Ontario M5H 3P5

2.                                      Date of Material Change

March 31, 2009

3.                                      News Release

A press release with respect to the material change referred to in this report was issued by the Company on March 31, 2009 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.                                      Summary of Material Change

On March 31, 2009, the Company announced that it had entered into a definitive agreement pursuant to which the Company will acquire by way of a plan of arrangement all of the outstanding common shares of Cadiscor Resources Inc. (“Cadiscor”) in an all-share transaction, whereby Cadiscor shareholders will receive 0.33 common shares of the Company for each common share of Cadiscor.

Concurrent with the signing of the definitive agreement, the Company has advanced to Cadiscor a total of $7.5 million on a secured and partially convertible basis.

5.                                      Full Description of Material Change

Under the terms of the transaction, shareholders of Cadiscor will receive 0.33 common shares of the Company for each common share of Cadiscor held. Based on the currently outstanding common shares of Cadiscor, this is expected to result in the Company issuing approximately 14.3 million common shares of the Company to Cadiscor shareholders, who would own approximately 14% of the Company on completion of the transaction.

The transaction has been structured as a plan of arrangement under the Canada Business Corporations Act, and is subject to approval by the shareholders of Cadiscor and by applicable stock exchanges. The required shareholder approval will be two-thirds of the votes cast by Cadiscor shareholders at a special meeting to consider the transaction. Cadiscor has advised that it expects to complete and mail to its shareholders an information circular in late April and to hold the special meeting in May 2009.

Holders of options, warrants and convertible debentures of Cadiscor will continue to be entitled to exercise their securities for common shares of the Company in lieu of

Cadiscor shares, based on the same exchange ratio described above. Some or all of these instruments may be converted into or exercised for Cadiscor common shares prior to closing, in which case they would participate as described above and additional common shares of the Company would be issued at closing.

The definitive agreement includes a commitment by Cadiscor not to solicit alternative transactions. In certain circumstances, if Cadiscor terminates the definitive agreement to enter into another transaction, then Cadiscor is obligated to pay to the Company a termination payment of $1 million. The Company also has the right to match competing offers that may be made to Cadiscor. A former director of Cadiscor is expected to be added to the board of the Company following the closing of the transaction.

Concurrent with the signing of the definitive agreement, the Company has advanced to Cadiscor a total of $7.5 million, pursuant to the purchase of a $5.4 million convertible note, and a $2.1 million non-convertible note, the proceeds of which will be used by Cadiscor to bring the Sleeping Giant mine back into production. Both notes have a term of 18 months, require Cadiscor to pay interest at a rate of 12% per annum and are secured by a first charge on Cadiscor’s assets. The convertible note is convertible into Cadiscor common shares at $0.50 per share, which, on full conversion, would constitute an approximate 19.9% shareholding by the Company in Cadiscor.

6.                                      Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

Not applicable.

8.                                      Executive Officer

The following senior officer of the Company is knowledgeable about the material change:

Trent Mell

Vice President, General Counsel and Corporate Secretary

(416) 360-7971 x 225

9.                                      Date of Report

April 3, 2009

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 3rd of April, 2009.

NORTH AMERICAN PALLADIUM LTD.

By:	(signed) “Trent Mell”

Name:	Trent Mell

Title: Vice President, General
Counsel and Corporate Secretary